Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change
November 7, 2016
Item 3.	News Release
November 7, 2016 - Vancouver, Canada.
Item 4.	Summary of Material Change
Cardiome reported financial results for its third quarter ended September 30, 2016. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).
Item 5.	5.1 - Full Description of Material Change
See attached press release.
5.2 - Disclosure for Restructuring Transactions
Not applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report
This Material Change Report is dated November 7, 2016.

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Reports THIRD Quarter 2016 FINANCIAL Results

Cardiome to conduct conference call and webcast on Monday,

November 7, 2016 at 4:00pm Eastern (1:00pm Pacific)

•	Q3 revenue consistent with both quarterly and annual targets.
•	Completed an underwritten equity offering whereby Cardiome issued 11.5 million shares from treasury for gross proceeds of US$34.5 million.
•	Prepared our commercial markets for the imminent launch of XYDALBATM
•	Initiated commercial operations in Canada by putting an acute-care hospital focused sales force in place.
•	Announced that the European Medicines Agency had approved the administration option of three 500mg vials of XYDALBATM as a single infusion.
•	Announced that many insiders had purchased Cardiome’s common shares on the open market.

Vancouver, Canada, November 7, 2016 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for its third quarter ended September 30, 2016. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Commenting on Cardiome's third quarter results, Dr. William Hunter, CEO, said “Cardiome’s commercial business performed as expected in Q3, which is our seasonally weakest quarter, and we remain on track to meet our expectations for 2016 revenues in the mid $20M’s. However, we are most excited about being just a few weeks away from launching XYDALBA in Europe. We have been busy investing in our capabilities such as increasing the size of our sales force, adding infectious disease and market access specialists, all the while, preparing our markets for its imminent launch. We have been very pleased with the reception that this exciting drug has received. We think that XYDALBA will provide strong revenue momentum starting in 2017 and beyond.”

Summary Results

Cardiome recorded a net loss of $5.4 million (basic loss per share of $0.19) for the three months ended September 30, 2016 compared to a net loss of $5.8 million (basic loss per share of $0.31) for the three months ended September 30, 2015. On a year-to-date basis, Cardiome recorded a net loss of $14.1 million (basic loss per share of $0.61) for the nine months ended September 30, 2016 compared to a net loss of $17.1 million (basic loss per share of $0.97) for the nine months ended September 30, 2015. The decrease in net loss on a year-to-date basis was due primarily to an increase in revenue and a decrease in research and development (“R&D”) expense as Cardiome made an upfront payment of $3.0 million to SteadyMed Therapeutics (“SteadyMed”) upon the execution of a license and supply agreement for TREVYENT® in 2015.

Revenue for the three months ended September 30, 2016 was $5.2 million compared to revenue of $5.0 million for the three months ended September 30, 2015. Revenue for the nine months ended September 30, 2016 and 2015 was $18.2 million and $16.2 million, respectively. The increase in revenue for the nine months ended September 30, 2016 was due to the timing of distributor sales.

Gross margin for the three and nine months ended September 30, 2016 were 74.4% and 75.6% respectively, compared to 71.9% and 76.7% for the three and nine months ended September 30, 2015. The fluctuation in gross margin is primarily due to changes in customer mix.

Selling, general and administration (“SG&A”) expense for the three months ended September 30, 2016 was $7.2 million compared to $8.0 million for the three months ended September 30, 2015. The decrease in SG&A expense for the three months ended September 30, 2016 was due to one-time $0.8 million charge related to the termination of a distributor agreement incurred during the three months ended September 30, 2015. On a year-to-date basis, SG&A expense for the nine months ended September 30, 2016 was $21.4 million compared to $22.7 million for the nine months ended September 30, 2015. The decrease in SG&A expense is primarily related to a one-time $0.8 million charge related to the termination of a distributor agreement in 2015 and a decrease in Cardiome’s stock-based compensation expense as a result of market fluctuations in Cardiome’s share price.

R&D expense for the three- month periods ended September 30, 2016 and 2015 was insignificant. R&D expense for the nine months ended September 30, 2016 was nil compared to $3.2 million for the nine months ended September 30, 2015 reflecting the $3.0 million upfront payment Cardiome made to SteadyMed upon the execution of a license and supply agreement for TREVYENT®.

Interest expense was $0.9 million for the three months ended September 30, 2016, compared to $0.5 million for the three months ended September 30, 2015. The increase was due to an increase in long-term debt from a term loan agreement that Cardiome entered into during the second quarter of 2016. On a year-to-date basis, interest expense was $1.7 million for the nine months ended September 30, 2016 compared to $1.8 million for the nine months ended September 30, 2015. The decrease was due to the higher amortization of debt issuance costs during the nine months ended September 30, 2015, offset by the increase in long-term debt in the second quarter of 2016.

During the nine months ended September 30, 2016, Cardiome had a loss on extinguishment of long-term debt of $1.4 million compared to nil for the nine months ended September 30, 2015. In the second quarter of 2016, Cardiome extinguished its senior secured term loan facility with Midcap Financial LLC.

Liquidity and Outstanding Share Capital

At September 30, 2016, Cardiome had cash and cash equivalents of $31.5 million. As of November 4, 2016, there were 31,876,647 common shares issued and outstanding, and 2,012,557 common shares issuable upon the exercise of outstanding stock options (of which 1,239,847 were exercisable) at a weighted average exercise price of CAD $5.80 per share, and 134,594 restricted share units outstanding.

Conference Call

Cardiome will hold a teleconference and webcast on November 7, 2016 at 4:00pm Eastern (1:00pm Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 18697541. The webcast can be accessed through Cardiome’s website at www.cardiome.com or through the following link:

http://event.on24.com/r.htm?e=1288274&s=1&k=E8DD5BE99805E25D75325B53EC401D83

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 7, 2016. Please dial 416-764-8677 or 888-390-0541 and enter code 697541 # to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission (“SEC”) available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

	September 30, 2016	December 31, 2015

Assets
Current assets:
Cash and cash equivalents	$31,534	$17,661
Restricted cash	2,637	2,196
Accounts receivable, net of allowance for doubtful accounts of $107 (2015 - $424)	5,047	6,814
Inventories	4,518	4,401
Prepaid expenses and other assets	1,667	1,408
Deferred income tax assets	381	469
	45,784	32,949

Property and equipment	604	740
Intangible assets	25,863	14,221
Goodwill	318	318
	$72,569	$48,228

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,832	$10,488
Current portion of long-term debt, net of unamortized debt issuance costs	—	3,912
Current portion of deferred consideration	2,834	2,619
Current portion of deferred revenue	193	188
	9,859	17,207

Long-term debt, net of unamortized debt issuance costs	19,343	5,686
Deferred consideration	508	2,478
Deferred revenue	2,570	2,647
Other long-term liabilities	248	274
	32,528	28,292

Stockholders’ equity:
Common stock	344,747	312,019
Authorized - unlimited number with no par value
Issued and outstanding - 31,876,647 (2015 - 20,147,337)
Additional paid-in capital	35,572	34,678
Deficit	(357,467)	(343,435)
Accumulated other comprehensive income	17,189	16,674
	40,041	19,936
	$72,569	$48,228

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

Three months ended			Nine months ended
September 30, 2016		September 30, 2015	September 30, 2016	September 30, 2015
Revenue:
Product and royalty revenues	$5,186	$4,933	$18,093	$16,118
Licensing and other fees	51	25	145	75
	5,237	4,958	18,238	16,193
Cost of goods sold	1,342	1,393	4,452	3,771
Gross margin	3,895	3,565	13,786	12,422
Expenses:
Selling, general and administration	7,170	8,028	21,415	22,736
Research and development	—	15	—	3,161
Amortization	853	546	2,131	1,631
	8,023	8,589	23,546	27,528
Operating loss	(4,128)	(5,024)	(9,760)	(15,106)

Other (income) expense:
Loss on extinguishment of long-term debt	—	—	1,402	—
Interest expense	865	542	1,715	1,776
Other (income) expense	(6)	38	329	125
Foreign exchange (gain) loss	209	37	601	(298)
	1,068	617	4,047	1,603
Loss before income taxes	(5,196)	(5,641)	(13,807)	(16,709)
Income tax expense	88	169	225	349
Net loss	$(5,284)	$(5,810)	$(14,032)	$(17,058)
Other comprehensive income (loss):
Foreign currency translation adjustments	149	41	515	(631)
Comprehensive loss	$(5,135)	$(5,769)	$(13,517)	$(17,689)
Loss per common share
Basic	$(0.19)	$(0.31)	$(0.61)	$(0.97)
Diluted	$(0.19)	$(0.31)	$(0.62)	$(0.97)
Weighted average common shares outstanding
Basic	28,376,143	18,774,416	23,034,503	17,542,994
Diluted	28,433,016	18,939,593	23,101,263	17,542,994

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Operating activities:
Net loss for the period	$(5,284)	$(5,810)	$(14,032)	$(17,058)
Items not affecting cash:
Amortization	853	546	2,131	1,631
Amortization of deferred financing fees	56	143	202	408
Write-down of inventory	—	49	—	144
Loss on extinguishment of long-term debt	—	—	1,402	—
Stock-based compensation expense (recovery)	209	396	(84)	1,991
Unrealized foreign exchange gain (loss)	122	(46)	475	(255)
Changes in operating assets and liabilities:
Restricted cash	—	254	(295)	(65)
Accounts receivable	2,435	1,644	1,923	3,971
Inventories	(87)	304	(116)	112
Prepaid expenses and other assets	180	(238)	(323)	(264)
Accounts payable and accrued liabilities	(2,905)	(770)	(2,577)	(2,806)
Deferred revenue	21	475	(73)	1,425
Other long-term liabilities	(8)	(8)	(23)	(50)
Net cash used in operating activities	(4,408)	(3,061)	(11,390)	(10,816)

Investing activities:
Purchase of property and equipment	—	—	(9)	(133)
Purchase of intangible assets	(8,017)	(5)	(13,628)	(29)
Net cash used in investing activities	(8,017)	(5)	(13,637)	(162)

Financing activities:
Issuance of common stock	34,500	23,324	35,341	28,124
Share issue costs	(2,722)	(1,473)	(2,752)	(1,524)
Issuance of common stock upon exercise of stock options	—	—	—	270
Proceeds from issuance of long-term debt	—	—	20,000	—
Financing fees on issuance of long-term debt	(23)	—	(713)	—
Repayment of long-term debt	—	(1,000)	(10,000)	(1,000)
Payment of fees on extinguishment of long-term debt	—	—	(1,146)	—
Payment of deferred consideration	(726)	(669)	(1,755)	(2,537)
Net cash provided by financing activities	31,029	20,182	38,975	23,333

Increase in cash and cash equivalents during the period	18,604	17,116	13,948	12,355
Effect of foreign exchange rate changes on cash and cash equivalents	46	15	(75)	(316)
Cash and cash equivalents, beginning of period	12,884	7,616	17,661	12,708
Cash and cash equivalents, end of period	$31,534	$24,747	$31,534	$24,747

Supplemental cash flow information:
Interest paid	$815	$411	$1,524	$1,450
Net income taxes paid	46	291	31	628

For Further Information:
David Dean
Cardiome Investor Relations

(604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928

Email: ddean@cardiome.com

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